                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                            TD Waterhouse Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87236210 8
                 ----------------------------------------------
                                 (CUSIP Number)


                                  June 23, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

 X  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 8 pages



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                                                               Page 2 of 8 pages

CUSIP No. 87236210 8

------------------------------------------------------------------------------------------------------------

1.    Names of Reporting Persons:                                       The Toronto-Dominion Bank
      I.R.S. Identification No. of above persons (entities only):
------------------------------------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)            (a)
                                                                                     (b)


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3.    SEC Use Only
------------------------------------------------------------------------------------------------------------

4.    Citizenship or Place of Organization:  Canada
------------------------------------------------------------------------------------------------------------
Number of               5.     Sole Voting Power:           7,366,002
Shares                  ------------------------------------------------------------------------------------
Beneficially            6.     Shared Voting Power:         325,633,998
Owned by                ------------------------------------------------------------------------------------
Each                    7.     Sole Dispositive Power:      7,366,002
Reporting               ------------------------------------------------------------------------------------
Person With             8.     Shared Dispositive Power:    325,633,998
------------------------------------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:                333,000,000

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10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)___

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11.    Percent of Class Represented by Amount in Row (9):                                       88.5%

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12.    Type of Reporting Person (See Instructions):                                             CO
------------------------------------------------------------------------------------------------------------




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                                                               Page 3 of 8 pages

CUSIP No. 87236210 8

------------------------------------------------------------------------------------------------------------

1.  Names of Reporting Persons:                             TD Waterhouse Holdings, Inc.
    I.R.S. Identification No. of above persons (entities only):
------------------------------------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)         (a)
                                                                                (b)

------------------------------------------------------------------------------------------------------------

3.  SEC Use Only
------------------------------------------------------------------------------------------------------------

4.  Citizenship or Place of Organization:  Delaware
------------------------------------------------------------------------------------------------------------
Number of               5.     Sole Voting Power:                                   0
Shares                  ------------------------------------------------------------------------------------
Beneficially            6.     Shared Voting Power:                       328,008,998
Owned by                ------------------------------------------------------------------------------------
Each                    7.     Sole Dispositive Power:                              0
Reporting               ------------------------------------------------------------------------------------
Person With             8.     Shared Dispositive Power:                  328,008,998
------------------------------------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person:                  328,008,998

------------------------------------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)__
------------------------------------------------------------------------------------------------------------
11.Percent of Class Represented by Amount in Row (9):                               87.1%

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12.Type of Reporting Person (See Instructions):                                     CO
------------------------------------------------------------------------------------------------------------



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                                                               Page 4 of 8 pages

CUSIP No. 87236210 8

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1. Names of Reporting Persons:                          TD Securities Inc./Valeurs Mobilieres TD Inc.
   I.R.S. Identification No. of above persons (entities only):

------------------------------------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)                (a)
                                                                                      (b)
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3. SEC Use Only
------------------------------------------------------------------------------------------------------------

4. Citizenship or Place of Organization:  Canada
------------------------------------------------------------------------------------------------------------
Number of               5.Sole Voting Power:                           0
Shares                  ------------------------------------------------------------------------------------
Beneficially            6.Shared Voting Power:                33,625,000
Owned by                ------------------------------------------------------------------------------------
Each                    7.Sole Dispositive Power:                      0
Reporting               ------------------------------------------------------------------------------------
Person With             8.Shared Dispositive Power:           33,625,000
------------------------------------------------------------------------------------------------------------
9.Aggregate Amount Beneficially Owned by Each Reporting Person:                     33,625,000
------------------------------------------------------------------------------------------------------------
10.Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)__
------------------------------------------------------------------------------------------------------------

11.Percent of Class Represented by Amount in Row (9):                                     8.9%
------------------------------------------------------------------------------------------------------------

12.Type of Reporting Person (See Instructions):                                           CO
------------------------------------------------------------------------------------------------------------




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                                                              Page 5 of 8 pages
ITEM 1.

     (a)  Name of Issuer:     TD Waterhouse Group, Inc.

     (b) Address of Issuer's Principal Executive Offices: 100 Wall Street, New York, NY 10005

ITEM 2.

     (a)  Name of Persons Filing: The Toronto-Dominion Bank ("TD Bank")
                                  TD Waterhouse Holdings, Inc. ("TDWH")
                                  TD Securities Inc./Valeurs Mobilieres TD Inc. ("TDSI")

     (b)  Address of Principal Business Office or, if None, Residence:

          TD Bank: P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario,
                   Canada, M5K 1A2
          TDWH:    100 Wall Street, New York, NY 10005
          TDSI:    P.O. Box 1, Toronto Dominion Centre, Toronto, Ontario,
                   Canada, M5K 1A2

     (c)  Citizenship:

          TD Bank is a chartered bank organized under the laws of Canada. TDWH is a corporation organized under the laws of the state of Delaware.
          TDSI is a corporation organized under the laws of the province of Ontario.

     (d) Title of Class of Securities: Common Stock, $.01 par value per share (the "Common Stock")

     (e)  CUSIP Number: 87236210 8

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR
          RULE 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a) [ ]  Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).
      (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act
               (15 U.S.C. 78c).
      (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)
      (e) [ ]  An investment adviser in accordance with Section 240.13d-1(b)(1)
               (ii)(E);
      (f) [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);
      (g) [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

                                                               Page 6 of 8 pages

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Not Applicable.

ITEM 4.     OWNERSHIP

            (a)    Amount beneficially owned: 333,000,000 (1)
            (b)    Percent of class: 88.5%
            (c)    Number of shares as to which the person has:

                   (i)    Sole power to vote or to direct the vote:                     (1)
                   (ii)   Shared power to vote or to direct the vote:                   (1)
                   (iii)  Sole power to dispose or to direct the disposition of:        (1)
                   (iv)   Shared power to dispose or to direct the disposition of:      (1)

(1) The amounts reported include beneficial ownership of 7,366,002 shares held directly by TD Bank and an aggregate of 325,633,998 shares held by TD Bank's wholly-owned subsidiaries, TDWH and TDSI. Of these shares, 36,000,000 shares represent shares of Common Stock issuable upon the exercise of certain exchangeable preference shares of TD Waterhouse Investor Services (Canada) Inc., a subsidiary of the Issuer (the "Exchangeable Shares"), of which 2,375,000 were issued to TD Bank and 33,625,000 were issued to TD Bank's wholly-owned subsidiary, TDSI, in connection with TD Bank reorganizing its discount brokerage operations into the Issuer in 1999 (the "Reorganization"). Pursuant to the Reorganization, 4,991,002 shares of Common Stock were issued to TD Bank and 292,008,998 shares of Common Stock and one Special Voting Preferred Share were issued to TDWH, a wholly-owned subsidiary of TD Bank. The Special Voting Preferred Share has voting rights equal to the number of shares of Common Stock into which the Exchangeable Shares may be exchanged.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            See Item 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

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                                                               Page 7 of 8 pages

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM10.     CERTIFICATIONS
            Not Applicable



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                                                               Page 8 of 8 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   THE TORONTO-DOMINION BANK


                                   By:    /s/ Christopher A. Montague
                                          ---------------------------
                                   Name:  Christopher A. Montague
                                   Title: Executive Vice President, General
                                          Counsel and Secretary

                                   Date:  February 14, 2000



                                   TD WATERHOUSE HOLDINGS, INC.


                                   By:    /s/ Richard H. Neiman
                                          ---------------------------
                                   Name:  Richard H. Neiman
                                   Title: Executive Vice President

                                   Date:  February 14, 2000



                                   TD SECURITIES INC./VALEURS
                                    MOBILIERES TD INC.

                                   By:    /s/ Christopher A. Montague
                                          ---------------------------
                                   Name:  Christopher A. Montague
                                   Title: Director

                                   Date:  February 14, 2000